RMS

Securities and Exchange Commission SEC
Trading and Markets

18008680

AUG 28 2018

RECEIVED

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 69866

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/03/17 (MM/DD/YY) AND ENDING 06/30/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Kavout Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

20 West Ridgewood Avenue, Suite 9
(No. and Street)

Ridgewood (City) NJ (State) 07450 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Susan Hayes (609) 642-6593
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DeMarco Sciaccotta Wilkens & Dunleavy
(Name – *if individual, state last, first, middle name*)

9645 W. Lincolnway Lane, Suite 214A (Address) Frankfort (City) IL (State) 60423 (Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Susan Hayes, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Kavout Securities, LLC, as of June 30, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer & FinOp

Title

Notary Public

AKASH D. CHABRA
NOTARY PUBLIC OF NEW JERSEY
ID # 50010462
My Commission Expires 02/19/2020

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) ~~A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.~~ Exemption report

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DeMarco Sciaccotta Wilkens & Dunleavy
CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Member of
Kavout Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Kavout Securities, LLC, (the "Company") as of June 30, 2018, and the related statements of operations, changes in member's equity and cash flows for the period from October 3, 2017 to June 30, 2018, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Kavout Securities, LLC as of June 30, 2018, and the results of its operations and its cash flows for the period from October 3, 2017 to June 30, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Kavout Securities, LLC's auditor since 2018.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Frankfort, Illinois
August 14, 2018

Phone:708.489.1680 Fax:847.750.0490 I **dscpagroup.com**
9645 W. Lincolnway Lane, Suite 214A I Frankfort, IL 60423
330 East Northwest Highway, 2nd Floor I Mount Prospect, IL 60056
3809 Belmont Boulevard I Sarasota, FL 34232

Kavout Securities, LLC
Statement of Financial Condition
June 30, 2018

ASSETS		
Cash and cash equivalents	$	15,580
Prepaid expenses and other assets		948
Total Assets	$	16,528
LIABILITIES AND MEMBER'S EQUITY		
LIABILITIES		
Accounts payable and accrued liabilities	$	-
Total Liabilities		-
MEMBER'S EQUITY		16,528
Total Liabilities and Member's Equity	$	16,528

The accompanying notes are an integral part of these financial statements.

Kavout Securities, LLC
Statement of Operations
For the Period from October 3, 2017 to June 30, 2018

Revenues	$	-
Expenses		
Professional fees		18,710
Regulatory fees		10,510
Occupancy expense		2,080
Other operating expenses		392
Total expenses		31,692
Net loss	$	(31,692)

The accompanying notes are an integral part of these financial statements.

Kavout Securities, LLC
Statement of Changes in Member's Equity
For the Period from October 3, 2017 to June 30, 2018

Balance, October 3, 2017	$	29,955
Capital contributions		18,265
Net loss		(31,692)
Balance, June 30, 2018	$	16,528

The accompanying notes are an integral part of these financial statements.

Kavout Securities, LLC
Statement of Cash Flows
For the Period from October 3, 2017 to June 30, 2018

Cash Flows from Operating Activities		
Net loss	$	(31,692)
Adjustments to reconcile net loss to net cash used in operating activities:		
Increase in prepaid expenses and other assets		(463)
Decrease in accounts payable and accrued expenses		(49)
Net cash used in operating activities		(32,204)
Cash Flows from Financing Activities:		
Capital contribution		18,265
Net cash provided by financing activities		18,265
Net Increase in Cash and Cash Equivalents		(13,939)
Cash and Cash Equivalents at Beginning of Period		29,519
Cash and Cash Equivalents, End of Period	$	15,580

The accompanying notes are an integral part of these financial statements.

NOTE 1. BUSINESS OF THE COMPANY

Kavout Securities, LLC (the Company) is registered as a broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). It is a wholly owned subsidiary of Kavout Corporation (parent). The Company was formed in the state of Delaware on February 18, 2016 and became a registered broker-dealer and member of FINRA on October 3, 2017.

The Company collects commissions or per share fees for transactions conducted by other broker dealers/institutions whose users employ the technologies/software offered by its parent.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all liquid investments with a maturity of three months or less to be cash equivalents. The Company maintains its deposits in a commercial checking account in a high credit quality financial institution. Balances have not exceeded federally insured limits.

Revenue Recognition

The Company earns revenue (commissions or per share fees) from transactions of other firms that utilize its technology. The Company will recognize revenue when a transaction is completed. The Company recorded no revenue during the reporting period.

Operating Expenses

Operating expenses such as professional service fees, regulatory fees and broker-dealer fidelity bond insurance premiums are related to operating activities of the Company. These are expensed in the period to which they relate.

Income Taxes

The Company is considered a "pass-through" entity under the Internal Revenue Code and therefore is not liable for federal income taxes on its taxable income. Liability for federal income tax expense is the responsibility of the Company's Member.

NOTE 3. RELATED PARTY MATTERS

The Company has an Expense Sharing Agreement (ESA) in place with its parent. Under the terms of the ESA, the parent supplies the Company with administrative and technology services including allocated management salaries, bookkeeping fees, and technology support (software development, systems, computer hardware and internet services). None of these expenses are reflected on the Statement of Operations for the period ended June 30, 2018.

NOTE 4. NET CAPITAL REQUIREMENTS

The Company, as a registered broker-dealer, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1. At June 30, 2018 the Company had net capital of $15,580 which was $10,580 in excess of its required net capital of $5,000 and its ratio of aggregate indebtedness to net capital was zero as the Company had no aggregate indebtedness as of that date.

There was no change in computed net capital from originally filed June 30, 2018 FOCUS IIA to amendment dated August 14, 2018.

NOTE 5. SUBSEQUENT EVENT

Capital contributions were provided by the parent subsequent to June 30, 2018 totaling $7,000.

Kavout Securities, LLC
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
As of June 30, 2018

Schedule I

Net Capital		
Total member's equity	$	16,528
Less non-allowable assets:		
Prepaid expenses		948
Net capital before haircuts on securities positions		15,580
Haircuts on securities positions		-
Net capital	$	15,580
Aggregate Indebtedness	$	-
Computation of Basic Net Capital Requirement		
Minimum net capital required	$	5,000
Excess net capital	$	10,580
Net capital in excess of 120% of required net capital	$	9,580
Ratio of aggregate indebtedness to net capital		-

There are no material differences between the computation above and the computation included in the Company's corresponding unaudited June 30, 2018 FOCUS Report, Part IIA, Form X-17a-5 amended on August 14, 2018.

DeMarco
Sciaccotta
Wilkens &
Dunleavy
CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Member of
Kavout Securities, LLC

We have reviewed management's statements, included in the accompanying exemption report, in which (1) Kavout Securities, LLC identified the following provisions of 17 C.F.R. section 15c3-3(k) under which Kavout Securities, LLC claims an exemption from 17 C.F.R. section 240.15c3-3(k)(2)(i) (the "exemption provisions") and (2) Kavout Securities, LLC stated that Kavout Securities, LLC met the identified exemption provisions throughout the most recent fiscal period from October 3, 2017 to June 30, 2018 without exception. Kavout Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Kavout Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's assertions. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Frankfort, Illinois
August 14, 2018

Phone:708.489.1680 Fax:847.750.0490 I **dscpagroup.com**
9645 W. Lincolnway Lane, Suite 214A I Frankfort, IL 60423
330 East Northwest Highway, 2nd Floor I Mount Prospect, IL 60056
3809 Belmont Boulevard I Sarasota, FL 34232

KAVOUT SECURITIES, LLC
20 West Ridgewood Avenue, Suite 9
Ridgewood, NJ 07450
(201) 857-0233

EXEMPTION REPORT

Kavout Securities, LLC (the "Company") is a registered broker dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the provisions of 17 C.F.R. §240.15c3-3, paragraph (k)(2)(i) throughout the period from October 3, 2017 (the date of its acceptance as a member firm by FINRA) to June 30, 2018 (the end of its fiscal year).

The Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and its customers through one or more bank accounts, each to be designated as "Special Account for the Exclusive Benefit of Customers of (name of the broker or dealer)."

The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the period from October 3, 2017 to June 30, 2018 without exception.

Kavout Securities, LLC

I, Susan Hayes, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: [signature] Date: 08/14/18
Title: Chief Financial Officer & FinOp